U.S. Securities and Exchange Commission
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
MAY 2 9 2003
WASH. D.C.
105
SECTION

OMB APPROVAL
OMB Number: 3235-0327
Expires: July 31, 2004
Estimated average burden
hours per response.... 0.15

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS


03020757

Residential Funding Mortgage Securities I, Inc.	0000774352
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
FOR 5-27-03 Current Report on Form 8-K 2003-S12	333-82332
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

PROCESSED
MAY 3 0 2003
THOMSON
FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 27th day of May, 2003.

Residential Funding Mortgage Securities I, Inc.
(Registrant)

By: ______________________________
Julie Malanoski
Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2003, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

(Title)

NOTICE(Continued)

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION	FORMAT
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

20030525	358500000
20030625	355000239.3
20030725	351270838.3
20030825	347314646.4
20030925	343134749.3
20031025	338734465.1
20031125	334117341
20031225	329287147.9
20040125	324247876.6
20040225	319003731.6
20040325	313559126.4
20040425	307918676.5
20040525	302087194.2
20040625	296069680.9
20040725	289871320.6
20040825	283497472.4
20040925	276953662.6
20041025	270245577
20041125	263379052.5
20041225	256360068.5
20050125	249418907.5
20050225	242554730.8
20050325	235766708.6
20050425	229054020.1
20050525	222415853.2
20050625	215851404.4
20050725	209359879.1
20050825	202940490.8
20050925	196592461.8
20051025	190315022.5
20051125	184107411.7
20051225	177968876.1
20060125	171898670.7
20060225	165896058.4
20060325	159960310
20060425	154090704
20060525	148286526.9
20060625	142547072.7
20060725	136871642.7
20060825	131259546.2
20060925	125710099.4
20061025	120222626.3
20061125	114796457.7
20061225	109430931.8
20070125	104125394
20070225	98879196.46
20070325	93691698.47
20070425	88626217.18
20070525	83791901.16
20070625	79178290.92
20070725	74775399.23
20070825	70573689.88

20070925	66564057.32
20071025	62737807.29
20071125	59086638.25
20071225	55602623.74
20080125	52278195.43
20080225	49106127.01
20080325	46079518.74
20080425	43191782.76
20080525	40436629.04
20080625	38025206.04
20080725	35731123.07
20080825	33548950.87
20080925	31473507.13
20081025	29499845.41
20081125	27623244.41
20081225	25839197.84
20090125	24143404.66
20090225	22531759.85
20090325	21000345.49
20090425	19545422.35
20090525	18163421.76
20090625	16911487.26
20090725	15723754.22
20090825	14597171.95
20090925	13528830.37
20091025	12515953.62
20091125	11555893.99
20091225	10646126.02
20100125	9784241.01
20100225	8967941.64
20100325	8195036.94
20100425	7463437.39
20100525	6771150.38
20100625	6212087.04
20100725	5684056.59
20100825	5185493.06
20100925	4714905.73
20101025	4270875.65
20101125	3852052.23
20101225	3457150.09
20110125	3084945.98
20110225	2734275.87
20110325	2404032.15
20110425	2093161
20110525	1800659.87
20110625	1593435.67
20110725	1398262.39
20110825	1214495.55
20110925	1041523.44
20111025	878765.49
20111125	725670.78
20111225	581716.53

20120125	446406.74
20120225	319270.86
20120325	199862.54
20120425	87758.42
20120525	0

rfmsi_s12_bbg2b - Summary

Deal Summary Report

		Assumptions			
Settlement	30-May-2003	Prepay	350 PSA		Balance
1st Pay Date	25-Jun-2003	Default	0 CDR		$700,000,000.00
		Recovery	0 months		
		Severity	0%		

Tranche Name	Rating	Balance	Coupon	Principal Window	Avg Life	Dur	
2P1		71,700,000.00	3.5	06/03 - 05/12	2.81837		
2P2		71,700,000.00	3.75	06/03 - 05/12	2.81837		
2P3		71,700,000.00	4	06/03 - 05/12	2.81837		
2P4		71,700,000.00	4.25	06/03 - 05/12	2.81837		
2P5		71,700,000.00	4.5	06/03 - 05/12	2.81837		
2PX		119,500,000.00	6	06/03 - 05/12	2.81837		not w/ 2P1,...2P5
2F		259,200,000.00	2.46	06/03 - 03/32	5.92902		L+1.15,7.5cap,0delay
2S		64,800,000.00	20.16	06/03 - 03/32	5.92902		25.4-4L, 0fl,0delay
SUBORD		17,500,000.00	6	06/03 - 03/32	9.78854		

Pay 2P1,2P2,2P3.2P4,2P5 pro-rata to schedule
Pay 2F,2S pro-rata to zero
Pay 2P1,2P2,2P3,2P4,2P5 pro-rata to zero

Yield Curve								Swap												
Mat	3MO	6MO	1YR	2YR	5YR	10YR	30YR	3MO	6MO	9MO	1YR	2YR	3YR	4YR	5YR	7YR	10YR	15YR	20YR	:
Yld	1.692	1.753	2.113	2.833	4.060	4.825	5.519	1.897	1.989	2.115	2.292	2.977000	3.593000	4.019000	4.338000	4.752000	5.105000	5.524000	5.71	

rfmsi_s12_bbg2b

Collateral

WAC	WAM	WAL
6.79	346	11

Notes

FIX
FIX
FIX
FIX
FIX
IO
FLT
INV
FIX

30YR
13000 5.799000

gsrfc12v2 - Summary

Deal Summary Report

			Assumptions		Balance
Settlement	30-May-2003	Prepay	350 PSA		Balance
1st Pay Date	25-Jun-2003	Default	0 CDR		$235,000,000.00
		Recovery	0 months		
		Severity		0%	

Tranche Name	Rating	Balance	Coupon	Principal Window	Avg Life	Note	Yield
4P1		16,884,800.00	3.5	06/03 - 11/08	2.9	FIX	
4P2		16,884,800.00	3.75	06/03 - 11/08	2.9	FIX	
4P3		16,884,800.00	4	06/03 - 11/08	2.9	FIX	
4P4		16,884,800.00	4.25	06/03 - 11/08	2.9	FIX	
4P5		16,884,800.00	4.5	06/03 - 11/08	2.9	FIX	
4PX1		25,694,260.00	5.75	06/03 - 11/08	2.9	IO	not w/ 4P4
4P6		2,620,400.00	4	11/08 - 11/09	5.99002	FIX	
4P7		2,620,400.00	4.25	11/08 - 11/09	5.99002	FIX	
4P8		2,620,400.00	4.5	11/08 - 11/09	5.99002	FIX	
4P9		2,620,400.00	4.75	11/08 - 11/09	5.99002	FIX	
4P10		2,620,400.00	5	11/08 - 11/09	5.99002	FIX	
4PX2		2,848,260.00	5.75	06/03 - 11/09	5.99002	IO	not w/ 4P10
4P11		5,571,800.00	4	11/09 - 08/13	7.98999	FIX	
4P12		5,571,800.00	4.25	11/09 - 08/13	7.98999	FIX	
4P13		5,571,800.00	4.5	11/09 - 08/13	7.98999	FIX	
4P14		5,571,800.00	4.75	11/09 - 08/13	7.98999	FIX	
4P15		5,571,800.00	5	11/09 - 08/13	7.98999	FIX	
4PX3		6,056,304.34	5.75	06/03 - 08/13	7.98999	IO	not w/ 4P15
4P19		1,920,300.00	5.75	08/13 - 10/32	13.43179	FIX	
4P16		3,627,233.00	5	08/13 - 10/32	13.43179	FIX	
4P17		3,627,233.00	5.25	08/13 - 10/32	13.43179	FIX	
4P18		3,627,234.00	5.5	08/13 - 10/32	13.43179	FIX	
4PX4		946,234.00	5.75	06/03 - 10/32	13.43179	IO	not w/ 4P18
4F		69,719,133.33	2.46	06/03 - 10/32	3.57665	FLT	L+1.15,7.5cap,0del
4S		21,218,866.67	16.55999999	06/03 - 10/32	3.57665	INV	20.8643-3.2857L,0fl,0del
SUBORD		5,875,000.00	5.75	06/03 - 10/32	9.75382	FIX	

Pay 4P1,...4P5 pro-rata to schedule
Pay 4P6,...4P10 pro-rata to schedule
Pay 4P11,...4P15 pro-rata to schedule
Pay 4P16,...4P19 pro-rata to schedule
Pay 4F,4S pro-rata to zero
Pay 4P1,...4P5 pro-rata to zero
Pay 4P6,...4P10 pro-rata to zero
Pay 4P11,...4P15 pro-rata to zero

Pay 4P16,...4P19 pro-rata to zero

gsrfc12v2

Collateral

WAC	WAM	WAL	Dur
6.19	353		6

20030525	1.38E+08
20030625	1.38E+08
20030725	1.37E+08
20030825	1.36E+08
20030925	1.36E+08
20031025	1.35E+08
20031125	1.34E+08
20031225	1.33E+08
20040125	1.32E+08
20040225	1.31E+08
20040325	1.3E+08
20040425	1.29E+08
20040525	1.28E+08
20040625	1.27E+08
20040725	1.26E+08
20040825	1.25E+08
20040925	1.23E+08
20041025	1.22E+08
20041125	1.21E+08
20041225	1.19E+08
20050125	1.18E+08
20050225	1.16E+08
20050325	1.15E+08
20050425	1.13E+08
20050525	1.12E+08
20050625	1.1E+08
20050725	1.08E+08
20050825	1.07E+08
20050925	1.05E+08
20051025	1.04E+08
20051125	1.02E+08
20051225	1.01E+08
20060125	99210887
20060225	97711666
20060325	96222556
20060425	94743491
20060525	93274407
20060625	91815238
20060725	90365921
20060825	88926391
20060925	87496586
20061025	86076442
20061125	84665897
20061225	83264888
20070125	81873354
20070225	80491234
20070325	79118466
20070425	77754991
20070525	76400747
20070625	75055675
20070725	73719716
20070825	72392811

20070925	71074901
20071025	69765928
20071125	68465833
20071225	67174561
20080125	65892053
20080225	64618253
20080325	63353104
20080425	62096551
20080525	60848538
20080625	59619605
20080725	58399051
20080825	57186819
20080925	55982857
20081025	54787110
20081125	53599524
20081225	52420047
20090125	51248624
20090225	50085205
20090325	48929737
20090425	47782167
20090525	46642444
20090625	45513905
20090725	44393085
20090825	43279934
20090925	42174401
20091025	41089369
20091125	40030841
20091225	38998186
20100125	37990792
20100225	37008058
20100325	36049399
20100425	35114242
20100525	34202029
20100625	33331829
20100725	32482984
20100825	31654981
20100925	30847323
20101025	30059522
20101125	29291102
20101225	28541598
20110125	27810557
20110225	27097537
20110325	26402103
20110425	25723834
20110525	25062318
20110625	24433445
20110725	23819953
20110825	23221472
20110925	22637641
20111025	22068111
20111125	21512536
20111225	20970581

20120125	20441919
20120225	19926230
20120325	19423202
20120425	18932531
20120525	18453918
20120625	17999857
20120725	17556709
20120825	17124216
20120925	16702126
20121025	16290193
20121125	15888176
20121225	15495841
20130125	15112958
20130225	14739303
20130325	14374658
20130425	14018809
20130525	13671548
20130625	13332670
20130725	13001978
20130825	12679276
20130925	12364375
20131025	12057089
20131125	11757239
20131225	11464647
20140125	11179140
20140225	10900551
20140325	10628714
20140425	10363470
20140525	10104660
20140625	9852133
20140725	9605738
20140825	9365329
20140925	9130763
20141025	8901902
20141125	8678610
20141225	8460753
20150125	8248202
20150225	8040829
20150325	7838513
20150425	7641131
20150525	7448566
20150625	7260703
20150725	7077429
20150825	6898635
20150925	6724213
20151025	6554058
20151125	6388069
20151225	6226146
20160125	6068192
20160225	5914110
20160325	5763809
20160425	5617197

20160525	5474187
20160625	5334691
20160725	5198625
20160825	5065908
20160925	4936457
20161025	4810196
20161125	4687046
20161225	4566934
20170125	4449786
20170225	4335531
20170325	4224098
20170425	4115421
20170525	4009432
20170625	3906067
20170725	3805262
20170825	3706956
20170925	3611088
20171025	3517600
20171125	3426433
20171225	3337532
20180125	3250842
20180225	3166309
20180325	3083881
20180425	3003507
20180525	2925138
20180625	2848724
20180725	2774219
20180825	2701575
20180925	2630748
20181025	2561694
20181125	2494369
20181225	2428731
20190125	2364740
20190225	2302356
20190325	2241538
20190425	2182250
20190525	2124453
20190625	2068111
20190725	2013190
20190825	1959653
20190925	1907468
20191025	1856601
20191125	1807020
20191225	1758694
20200125	1711591
20200225	1665683
20200325	1620939
20200425	1577331
20200525	1534831
20200625	1493413
20200725	1453049
20200825	1413713

20200925	1375380
20201025	1338027
20201125	1301627
20201225	1266159
20210125	1231598
20210225	1197924
20210325	1165113
20210425	1133144
20210525	1101997
20210625	1071652
20210725	1042087
20210825	1013285
20210925	985226.6
20211025	957892.7
20211125	931265.6
20211225	905327.9
20220125	880062.4
20220225	855452.3
20220325	831481.5
20220425	808133.9
20220525	785394.2
20220625	763247
20220725	741677.7
20220825	720671.8
20220925	700215.2
20221025	680294.3
20221125	660895.6
20221225	642006.1
20230125	623613
20230225	605703.9
20230325	588266.6
20230425	571289.2
20230525	554760.4
20230625	538668.6
20230725	523003
20230825	507752.9
20230925	492907.7
20231025	478457.3
20231125	464391.6
20231225	450701
20240125	437376
20240225	424407.3
20240325	411786
20240425	399503.1
20240525	387550.1
20240625	375918.7
20240725	364600.7
20240825	353588
20240925	342873
20241025	332448.1
20241125	322305.7
20241225	312438.8

20250125	302840.3
20250225	293503.3
20250325	284421.2
20250425	275587.3
20250525	266995.4
20250625	258639.2
20250725	250512.7
20250825	242609.9
20250925	234925.1
20251025	227452.7
20251125	220187.1
20251225	213123.2
20260125	206255.5
20260225	199579.2
20260325	193089.1
20260425	186780.5
20260525	180648.6
20260625	174688.9
20260725	168896.9
20260825	163268.1
20260925	157798.4
20261025	152483.6
20261125	147319.7
20261225	142302.6
20270125	137428.6
20270225	132693.9
20270325	128094.7
20270425	123627.7
20270525	119289.2
20270625	115075.9
20270725	110984.5
20270825	107011.7
20270925	103154.5
20271025	99409.71
20271125	95774.39
20271225	92245.61
20280125	88820.56
20280225	85496.46
20280325	82270.61
20280425	79140.39
20280525	76103.24
20280625	73156.67
20280725	70298.23
20280825	67525.56
20280925	64836.35
20281025	62228.34
20281125	59699.35
20281225	57247.23
20290125	54869.9
20290225	52565.32
20290325	50331.53
20290425	48166.58

20290525	46068.61
20290625	44035.78
20290725	42066.31
20290825	40158.45
20290925	38310.52
20291025	36520.86
20291125	34787.88
20291225	33109.99
20300125	31485.68
20300225	29913.47
20300325	28391.89
20300425	26919.55
20300525	25495.06
20300625	24117.1
20300725	22784.36
20300825	21495.56
20300925	20249.47
20301025	19044.89
20301125	17880.65
20301225	16755.6
20310125	15668.63
20310225	14618.66
20310325	13604.63
20310425	12625.51
20310525	11680.31
20310625	10768.06
20310725	9887.79
20310825	9038.6
20310925	8219.58
20311025	7429.85
20311125	6668.57
20311225	5934.91
20320125	5228.05
20320225	4547.22
20320325	3891.65
20320425	3260.59
20320525	2653.32
20320625	2069.13
20320725	1507.34
20320825	967.29
20320925	448.31
20321025	0

20030525	204696000
20030625	202473804.4
20030725	200144400.9
20030825	197708752.8
20030925	195167878.4
20031025	192522850.2
20031125	189774794.4
20031225	186924889.7
20040125	183974367.3
20040225	180924508.9
20040325	177776646.9
20040425	174532162.8
20040525	171192486.5
20040625	167759094.9
20040725	164233511.3
20040825	160617304.1
20040925	156912085.5
20041025	153225689.6
20041125	149558020.6
20041225	145908982.7
20050125	142278480.9
20050225	138666420.7
20050325	135072708.1
20050425	131497249.4
20050525	127939951.5
20050625	124400721.9
20050725	120879468.5
20050825	117376099.6
20050925	113890524
20051025	110422651
20051125	106972390.6
20051225	103539652.8
20060125	100124348.4
20060225	96726388.67
20060325	93345685.2
20060425	89982150.11
20060525	86635695.97
20060625	83306235.83
20060725	79993683.15
20060825	76697951.87
20060925	73418956.38
20061025	70156611.51
20061125	66910832.53
20061225	63681535.16
20070125	60468635.57
20070225	57272050.33
20070325	54091696.5
20070425	50927491.53
20070525	47779353.32
20070625	44647200.2
20070725	41530950.93
20070825	38554662.62

20070925	35735703.46
20071025	33065845.6
20071125	30537290.95
20071225	28142648.72
20080125	25874914.26
20080225	23727448.87
20080325	21693960.77
20080425	19768486.95
20080525	17945376.08
20080625	16453268.6
20080725	15048837.96
20080825	13727338.53
20080925	12484275.22
20081025	11315390.32
20081125	10216651.09
20081225	9184238.01
20090125	8214533.58
20090225	7304111.77
20090325	6449727.97
20090425	5648309.47
20090525	4896946.52
20090625	4256495.49
20090725	3658256.75
20090825	3099830.57
20090925	2578946.78
20091025	2093457.91
20091125	1641332.72
20091225	1220650.02
20100125	829592.86
20100225	466442.98
20100325	129575.62
20100425	0

Deal Summary Report

		Assumptions				Balance
Settlement	30-May-2003	Prepay	350 PSA			
1st Pay Date	25-Jun-2003	Default	0 CDR			$650,000,000.00
		Recovery	0 months			
		Severity		0%		

Tranche Name	Rating	Balance	Coupon	Principal Window	Avg Life	Dur	
PA		204,696,000.00	3	06/03 - 04/10	2.74737		
PB		94,475,076.92	6.5	06/03 - 04/10	2.74737		
F2		171,621,600.00	2.47	06/03 - 01/32	4.84607		L+1.15, 7.5 cap , 24 delay
S2		42,905,400.00	20.12	06/03 - 01/32	4.84607		25.4-4L, 0fl, 24 delay
F		171,621,600.00	2.47	06/03 - 01/32	4.84607		L+1.15, 7.5cap, 0delay
S		42,905,400.00	20.12	06/03 - 01/32	4.84607		25.4-4L, 0fl, 0delay
SUBORD		16,250,000.00	6	06/03 - 01/32	9.80534		

Pay PA to schedule
Pay F,S,F2,S2 pro-rata to zero
Pay PA to zero

PB pays notionally w/ PA

RFMSI 2003-S12

Collateral

WAC	WAM	WAL	Dur
7.02	344		14

Notes

FIX
IO
FLT
INV
FLT
INV
FIX

CMO HYPOMAY3 PA

Scenario Report (GS)



Goldman
Sachs

2.7 yr PAC1 Generated: 05/05/2003 16:28:04

CUSIP Monthly As Of 5/03 Pricing 5/2/03 Original 204,696,000.00
Description: PAC1 Settle 5/30/03 Balance 204,696,000.00
Coupon: 3.000% Next Proj 6/25/03 Factor 1.00000000
Stated Band: 100-782 Effective Band: N/A Stated Final 0/0/00 Delay 24
Collateral: Cpn 6.00 WAC 7.02 WAM 344 WALA 14
Historical PSA's: 0/00= 0/00= 0/00= 3mo= 6mo= 12mo= SI=
Curve: 3m= 6m= 1yr= 2yr= 3yr= 4yr= 5yr= 7yr= 10yr= 30yr=

Input	Output	CPR	CPR	CPR	CPR	CPR	CPR	CPR	CPR
PREPAY		10	30	50	60	65	70	75	80
	Av Life	2.747	2.747	2.416	1.918	1.701	1.503	1.320	1.150
Price	Window	6/03-4/10	6/03-4/10	6/03-11/08	6/03-6/07	6/03-12/06	6/03-6/06	6/03-1/06	6/03-9/05
99-28	Yield	2.990	2.990	2.986	2.978	2.973	2.967	2.960	2.951

All information contained herein, whether regarding assets backing any sec urities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission ("SEC"). This material is for your private information, and we are not soliciting any action based upon it. Certain transactions give rise to substantial risk and are not suitable for all investors. We, or perso ns involved in the preparation or issuance of this material, may from time to time, ha ve long or short positions in, and buy or sell, securities, futures or options iden tical with or related to those mentioned herein. We make no representation that any tra nsaction can or could be effected at the indicated prices. This material may be fi led with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Information contained in this material is current as of the date appearing on this material only. The information herein has been pro vided solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer or any of the issuer's affiliates, in reliance on information regarding the c ollateral furnished by the issuer. Neither the issuer of the certificates nor Gold man, Sachs & Co. nor any of their affiliates makes any representation as to the accur acy or completeness of the information herein. The information contained in this m aterial may be based on assumptions regarding market conditions and other matters as r eflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual m arket conditions or events, and this material should not be relied upon for such pu rposes. In addition, we mutually agree that, subject to applicable law, you may discl ose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this mate rial may be obtained upon request.

CMO HYPOMAY3 PA
Scenario Report (GS)


Goldman
Sachs

2.7 yr PAC1

Generated: 05/05/2003 16:27:39

CUSIP	Monthly	As Of	5/03	Pricing	5/2/03	Original	204,696,000.00
Description:	PAC1			Settle	5/30/03	Balance	204,696,000.00
Coupon:	3.000%			Next Proj	6/25/03	Factor	1.00000000
Stated Band:	100-782	Effective Band: N/A		Stated Final	0/0/00	Delay	24

Collateral: Cpn 6.00 WAC 7.02 WAM 344 WALA 14

Historical PSA's: 0/00= 0/00= 0/00= 3mo= 6mo= 12mo= SI=

Curve: 3m= 6m= 1yr= 2yr= 3yr= 4yr= 5yr= 7yr= 10yr= 30yr=

Input	Output	PSA	PSA	PSA	PSA	PSA	PSA	PSA	PSA
PREPAY		100	150	350	625	900	1200	1500	2000
	Av Life	2.747	2.747	2.747	2.747	2.451	1.807	1.356	0.830
Price	Window	6/03-4/10	6/03-4/10	6/03-4/10	6/03-4/10	6/03-8/08	6/03-10/06	6/03-8/05	6/03-4/04
99-28	Yield	2.990	2.990	2.990	2.990	2.986	2.975	2.961	2.926

All information contained herein, whether regarding assets backing any sec urities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission ("SEC"). This material is for your private information, and we are not soliciting any action based upon it. Certain transactions give rise to substantial risk and are not suitable for all investors. We, or perso ns involved in the preparation or issuance of this material, may from time to time, ha ve long or short positions in, and buy or sell, securities, futures or options iden tical with or related to those mentioned herein. We make no representation that any tra nsaction can or could be effected at the indicated prices. This material may be fi led with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Information contained in this material is current as of the date appearing on this material only. The information herein has been pro vided solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer or any of the issuer's affiliates, in reliance on information regarding the c ollateral furnished by the issuer. Neither the issuer of the certificates nor Gold man, Sachs & Co. nor any of their affiliates makes any representation as to the accur acy or completeness of the information herein. The information contained in this m aterial may be based on assumptions regarding market conditions and other matters as r eflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual m arket conditions or events, and this material should not be relied upon for such pu rposes. In addition, we mutually agree that, subject to applicable law, you may discl ose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this mate rial may be obtained upon request.

All information in this Term Sheet, whether regarding assets backing any securities discussed herein or otherwise, will be superseded by the information contained in the final prospectus.

May 20, 2003

Preliminary Structural and Collateral Term Sheet

$1,404,975,000 (approximate) of Senior Certificates
RFMSI Series 2003-S12 Trust
Residential Funding Mortgage Securities I,Inc. Depositor
Mortgage Pass-Through Certificates, Series 2003-S12

Features of the Transaction

- Offering consists of four tracks of senior certificates totaling $1,404,975,000 expected to be rated triple-A by two of the three of: S&P, Fitch or Moody's. The 4 tracks of seniors are expected to be approximately:
 $ 310,050,000 of 6.00% coupons (Track 1)
 $ 652,275,000 of 6.00% coupons (Track 2)
 $ 220,350,000 of 6.00% coupons (Track 3)
 $ 222,300,000 of 5.75% coupons (Track 4)
- The overall expected amount of credit support for the senior certificates is 2.50% +/- 0.50% on the securities in the form of subordination of Tracks 1, 2, 3 and 4 with a shifting interest structure and five-year prepayment lockout to junior certificates.
- Collateral consists primarily of conventional 30-year fixed rate mortgage loans secured by first liens on one to four family residential properties, acquired by Residential Funding Corp.
- The amount of senior certificates is approximate and may vary by up to 5%.

Time Table

Expected Settlement:	May 30, 2003
Cut-off Date:	May 1, 2003
First Distribution Date:	June 25, 2003
Distribution Date:	25th of each month or next business day

Key Terms

Issuer: RFMSI Series 2003-S12 Trust
Underwriter: Goldman, Sachs & Co.
Originator: Residential Funding Corporation
Servicer: Residential Funding Corporation
Trustee: Bank One, National Association
Type of Issuance: Public
Servicer Advancing: Yes, subject to recoverability
Compensating Interest: Yes, to the extent of the master servicing fee for such Distribution Date
Legal Investment: The senior certificates are SMMEA eligible at settlement
Interest Accrual: Prior calendar month
Clean Up Call: 1% of the Cut-off Date principal balance of the loans
ERISA Eligible: Underwriter's exemption may apply to senior certificates, however prospective purchasers should consult their own counsel
Tax Treatment: REMIC; senior certificates are regular interests
Structure: Senior/Subordinate; shifting interest structure with a five-year prepayment lockout to junior certificates. Subordinate certificates will be cross-collateralized across the four tracks.
Expected Subordination: 2.50% +/- 0.50%
Expected Rating Agencies: 2 of the 3 of: S&P, Fitch or Moody's
Minimum Denomination: Senior certificates – $25,000
Delivery: Senior certificates – DTC

Preliminary Collateral Information	Total	Track 1	Track 2	Track 3	Track 4
Total Outstanding Principal Balance ($):	$1,442,000,000	$318,00,000	$669,000,000	$226,000,000	$228,000,000
Number of Mortgage Loans:	3,588	822	1,668	541	557
Average Principal Balance of the Mortgage Loans ($000's):	402	387	401	418	409
Weighted Average Annual Mortgage Interest Rate:	6.69%	7.03%	6.78%	6.43%	6.19%
Expected Administrative Fees (Includes Servicing and Trustee):	0.35%	0.37%	0.34%	0.34%	0.33%
Weighted Average Amortized Term To Maturity:	347	343	346	352	353
Weighted Average Seasoning:	10	14	11	6	6
Weighted Average Current Loan-To-Value Ratio:	66%	68%	64%	65%	64%
Owner Occupied:	100%	98%	98%	99%	99%
Single Family / Detached PUD's:	97%	96%	96%	97%	96%
Current FICO:	742	734	742	743	751
State Concentration > 10%:	CA 48%	CA 49%	CA 47%	CA 46%	CA 50%

*Columns may not add to total due to rounding

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. Neither the issuer of the certificates nor Goldman, Sachs & Co., nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the securities and the assets backing any securities discussed herein supersedes all prior information regarding such securities and assets. Any information in this material, whether regarding the assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and any other information subsequently filed with the SEC. The information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by Goldman, Sachs & Co. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this material may be obtained upon request.

This material is furnished to you solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer.